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                      NOTICE OF ACTION BY WRITTEN CONSENT

To The Stockholders of Marvel Entertainment Group, Inc.:

         Pursuant to ss. 228 of the Delaware General Corporation Law (the "DGCL"), this letter hereby notifies you that Marvel Holdings Inc. ("Holdings"), the owner of 50.03% of the issued and outstanding shares of common stock of Marvel Entertainment Group, Inc. ("Marvel") (the "Marvel Common Stock"), on June 20, 1997 acted without a meeting by written consent, and among other things described more fully below, removed each and every member of Marvel's Board of Directors (the "Old Board") and replaced them with the following directors: Carl C. Icahn, Harold First, Charles K. MacDonald, Glen Adams, J. Winston Fowlkes, III, Robert J. Mitchell, Jouko T. Tamminen, Vincent
J. Intrieri, and Michael J. Koblitz (collectively, the "New Board"). Information concerning the backgrounds of the directors consisting of the New Board is contained in Annex A attached hereto.

Background

         Holding Company Debt

         Holdings is a wholly-owned subsidiary of Marvel (Parent) Holdings Inc. ("Parent") which, in turn is a wholly owned subsidiary of Marvel III Holdings, Inc. ("Marvel III", and collectively with Holdings and Parent, the "Holdings Companies"). In 1993, Holdings issued, pursuant to an indenture (the "Holdings Indenture"), certain notes due 1998 (the "Holdings Notes") secured by, among other things, 48 million shares (as adjusted to reflect a subsequent stock split) of Marvel Common Stock. In 1993, Parent issued, pursuant to an indenture (the "Parent Indenture"), certain notes due 1998 (the "Parent Notes") secured by, among other things, 100% of the shares of common stock of Holdings (the "Holdings Stock") and 20 million shares (as adjusted to reflect a subsequent stock split) of Marvel Common Stock. In 1994, Marvel III issued, pursuant to an indenture (the "Marvel III Indenture"), certain notes due 1998 (the "Marvel III Notes") secured by, among other things, 100% of the shares of common stock of Marvel Parent (the "Parent Stock") and 9,302,326 shares of Marvel Common Stock.

         Bankruptcy Filings

         On December 27, 1996, Marvel, eight of its wholly-owned subsidiaries, and each of the Holding Companies filed petitions for relief under chapter 11 of title 11, United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). On January 9, 1997, the United States Trustee appointed an Official Bondholders Committee (the "Bondholders Committee") to represent the interests of all holders (collectively, the "Noteholders")

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Notice of Written Consent
Page 2

of the Holdings Notes, the Parent Notes and the Marvel III Notes (collectively, the "Notes"). The Bondholders Committee is currently composed of High River Limited Partnership ("High River"), Westgate International, L.P. ("Westgate"), Schultz Investments, WHERCO, Inc., M3, LLC, and United Equities Commodities Company ("United Equities").

         Noteholders Change the Board of Holdings

         The commencement of the chapter 11 cases by the Holding Companies was an event of default under each of the Holdings Indenture, the Parent Indenture, and the Marvel III Indenture (collectively, the "Indentures"). After its formation, the Bondholders Committee filed a motion (the "Lift Stay Motion") with the Bankruptcy Court seeking an order lifting the automatic stay in the chapter 11 cases of the Holding Companies (the "Holdings Cases") and, thus, permitting the Trustee to vote and to foreclose upon shares of stock pledged to secure repayment of the Notes, including (i) 100% of the Holdings Stock, (ii) 100% of the Parent Stock and (iii) approximately 78.8% of the Marvel Common Stock (collectively, the "Pledged Stock"). On January 13, 1997, the Bank of New York, then trustee under the Indentures, joined in the Lift Stay Motion, and on January 30, 1997, (after its appointment as successor trustee) LaSalle National Bank (the "Trustee") also joined the Lift Stay Motion. On February 26, 1997, the Bankruptcy Court entered an order granting the Lift Stay Motion and permitting the Bondholders Committee and the Trustee, on behalf of the Noteholders, to vote and to foreclose upon the Pledged Stock (the "Lift Stay Order").

         On March 24, 1997, at the request of Marvel and its bank lenders (the "Bank Lenders"), the Bankruptcy Court entered an order (the "Stay Order") enjoining the Bondholders Committee and the Trustee from voting Marvel Common Stock to remove and replace the Old Board (either directly or through the actions of one or more of the Holding Companies) without first seeking and obtaining relief from the automatic stay imposed under the Bankruptcy Code in the chapter 11 cases of Marvel and its debtor-subsidiaries (the "Marvel Cases"). The Stay Order, however, did not prevent the holders of Parent Notes from exercising voting power over the Holdings Stock for the purpose of removing and replacing the Board of Directors of Holdings.

         On April 24, 1997, the Trustee exercised such power on behalf of and pursuant to the direction of certain Noteholders and notified Marvel Parent that, pursuant to the Parent Indenture, the rights of Marvel Parent to exercise voting and other consensual rights relating to its ownership of 100% of the shares of Holdings Stock had terminated as of 3:00 p.m. (New York time) on such date and that as of such time all such rights had vested in the Trustee.

         Immediately after such notice, the Trustee executed an action by written consent as the sole stockholder of Holdings pursuant to Delaware law which, among other things, removed each and every then-current member of the Board of Directors of

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Notice of Written Consent
page 3

Holdings, namely, Ronald O. Perelman, Donald A. Drapkin, William C. Bevins, Irwin Engelman and Laurence Winoker and replaced them with the following individuals: Carl C. Icahn, Robert J. Mitchell and Vincent J. Intrieri.

Litigation Leading to Current Actions

         Between March 24, 1997 and June 20, 1997 Marvel and the Bank Lenders requested action by the Bankruptcy Court and the United States District Court for the District of Delaware (the "District Court") seeking, among other things, to prevent the Noteholders and Holdings from exercising voting authority with respect to the shares of Common Stock owned by Holdings for the purpose of removing the Old Board and replacing it with the New Board. At the same time, the Bondholders Committee and the Trustee also requested action by the Bankruptcy Court and the District Court seeking to permit the Noteholders and/or Marvel Holdings to exercise voting authority over such shares for such purpose. Such litigation culminated in the issuance of an order by the District Court vacating the Bankruptcy Court's Stay Order effective as of 5:00 p.m. (New York time) on June 20, 1997. The effect of such order was to permit Holdings, as the majority stockholder of Marvel, to vote such stock to remove the Old Board and to replace it with the New Board.

Action by Written Consent

         As a result of the foregoing litigation, on June 20, 1997, effective as of 5:01 p.m. (New York time), Holdings, acting as a holder of a majority of Marvel Common Stock, took the following actions by written consent:

     (1)  Removed each and every then current member of Marvel's Old Board;

     (2) Amended and modified Marvel's By-laws to provide that Marvel's Board of Directors shall be composed of nine persons or such other number of persons as may thereafter be fixed by Marvel's Board of Directors and

     (3)  Elected the New Board.

         Holdings elected the members of the New Board with the intention of implementing the Joint Plan (as defined below). Holdings believes that each of the members of the New Board will, subject to their fiduciary duties, support the Joint Plan. Each member of the New Board will be entitled to the same compensation and indemnification that was applicable to members of the Old Board for serving as members of Marvel's Board of Directors.

The Joint Plan

         On June 13, 1997, Holdings and the Bondholders Committee filed their First Amended Joint Chapter 11 Plan of Reorganization (the "Joint Plan") in the Holdings Cases and the Marvel Cases, amending the Joint Chapter 11 Plan of Reorganization and


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Notice of Written Consent
page 4


Rights Offering filed on April 28, 1997. The Joint Plan provides proposed treatment of all claims against and equity interests in (a) the Holding Companies, and (b) Marvel and its direct and indirect subsidiaries that are chapter 11 debtors in the Marvel Cases (collectively, the "Marvel Debtors").

         With respect to the Holding Companies, the Joint Plan proposes an orderly liquidation of such companies' assets and the distribution of such assets or their proceeds to the creditors of the Holding Companies in the order contemplated by the Bankruptcy Code. The 48,000,000 shares of Marvel Common Stock held by Holdings as collateral for the Holdings Notes would be distributed on a pro rata basis to the holders of the Holdings Notes; the 20,000,000 shares of Marvel Common Stock held by Parent as the collateral for the Parent Notes would be distributed on a pro rata basis to the holders of the Parent Notes; and, the 9,302,326 shares of Marvel Common Stock held by Marvel III as collateral for the Marvel III Notes would be distributed on a pro rata basis to the holders of the Marvel III Notes. In addition, the 2,932,167 shares of Marvel Common Stock held by Holdings that are unencumbered would also be distributed on a pro rata basis to the holders of the Holdings Notes. The remaining assets of the Holding Companies, if any, and the stock evidencing a 100% ownership interest in each of them would be transferred to a trust for the benefit of creditors.

         As a result of the foregoing transactions under the Joint Plan with respect to the Holding Companies, the Noteholders would receive approximately 78.6% of the issued and outstanding shares of Marvel Common Stock, if the Joint Plan is confirmed by the Bankruptcy Court.

         With respect to Marvel and the Marvel Debtors, the Joint Plan provides for the satisfaction in full of all claims and the exchange of each outstanding share of Marvel Common Stock for one-half share of new common stock to be issued by Marvel (the "New Common Stock") and 1.93 rights (the "Rights") to purchase shares of New Common Stock. The Rights may be exercised as part of a rights offering (the "Rights Offering") to purchase an aggregate of 196,492,638 shares of New Common Stock (the "Rights Offering Shares") at a price of $1.857576 per share, less $0.005089 for each $1.0 million by which the amount members of the Bondholders Committee paid for Bank Debt (as defined below) is less than the face amount of Bank Debt. The Rights Offering is intended to raise $365 million of new capital for Marvel and the Rights Offering Shares will represent approximately 77.2% of the issued and outstanding shares of New Common Stock as of the consummation of the Rights Offering. Under the Joint Plan, High River, Westgate, and United Equities, all of whom are members of the Bondholders Committee, will act as standby purchasers with respect to the Rights Offering in order to ensure that the entire $365 million is raised by Marvel, for which they will receive shares of New Common Stock representing an aggregate of 2.8% of the issued and outstanding shares of New Common Stock. The proceeds of the Rights Offering will be used to retire Marvel's debtor-in-possession credit facility (at least

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Notice of Written Consent
page 5


$100 million, and perhaps as much as $150 million), to facilitate the payment in full of certain claims, and to satisfy Marvel's working capital requirements.

         Marvel's prepetition secured bank debt (the "Bank Debt") is to be satisfied in full under the Joint Plan by the distribution to the holders of the Bank Debt (a) the stock of Fleer Corp. and Panini S.p.A. (the "Distributed Collateral") and (b) newly issued senior secured notes of Marvel in aggregate principal amount equal to the aggregate amount of the Bank Debt less (i) the value of the Distributed Collateral as determined by the Bankruptcy Court and
(ii) the face amount of the Bank Debt acquired by members of the Bondholders Committee (which shall be retired in exchange for cash payment in an amount equivalent to the amount paid for such Bank Debt); provided that if the Bankruptcy Court determines that the value of the Distributed Collateral is less than $385 million, then, at the sole discretion of the proponents of the Joint Plan, Marvel may retain some or all of the Distributed Collateral and increase the principal amount of the newly issued senior secured notes accordingly.

         The foregoing discussion of the Joint Plan is subject to and qualified in its entirety by the terms and provisions of the Joint Plan. A copy of the Joint Plan was filed by Holdings as an exhibit to Amendment No. 10 to Schedule 13D filed by Holdings on June 25, 1997.


June 27, 1997


                                           MARVEL ENTERTAINMENT GROUP, INC.



                                           MARVEL HOLDINGS INC.


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                                    ANNEX A

                              DIRECTOR INFORMATION


Carl C. Icahn

         Mr. Icahn (61) was recently elected as a director and President of Marvel Holdings Inc. Mr. Icahn has been Chairman of the Board and Chief Executive Officer of (i) ACF Industries Incorporated, a privately-held railcar leasing and manufacturing company, since 1984, (ii) Icahn & Co., Inc., a registered broker-dealer, since 1968, (iii) American Property Investors, Inc., the general partner of American Real Estate Partners, L.P., a public limited partnership that invests in real estate, since November 1990, (iv) Bayswater Realty & Capital Corp., a privately-held real estate company, for more than the past ten years, (v) Starfire Holding Corporation, a privately-held holding company, since 1982, and (vi) Trans World Airlines, Inc., a public airline company, from 1990 until January 1993. Since July 1993, he has been a director of Cadus Pharmaceutical Corporation, a public company engaged in gene research. In addition, from 1993 to 1997, Mr. Icahn was a director of Samsonite Corporation, and from 1995 to 1996, a director of Culligan Water Technologies, Inc., each a publicly-held corporation.

Vincent J. Intrieri

        Mr. Intrieri (40) was recently elected as a director and Secretary and Treasurer of Marvel Holdings Inc. Mr. Intrieri is also a director of Australian Food & Fibre Ltd. Mr. Intrieri has worked as a portfolio manager for Stonington Management Corporation, which provides services to Martley International, Inc., Westgate International, L.P. and Elliott Associates, L.P., since 1995. Mr. Intrieri was a partner in Arthur Anderson & Co. from 1993 to 1995 and was a director of Price Waterhouse since before 1991 to 1993.

Robert J. Mitchell

        Mr. Mitchell (50) was recently elected as a director of Marvel Holdings Inc. Since May 1996, he has been a director of Cadus Pharmaceutical Corporation, a public company engaged in gene research. Mr. Mitchell has been Senior Vice President-Finance of ACF Industries Incorporated since March 1995 and was Treasurer of ACF Industries Incorporated from December 1984 to March 1995. Mr. Mitchell has also served as President and Treasurer of ACF Industries Holdings Inc. since August 1993 and as Vice President, Liaison Officer of Icahn & Co., Inc. since November 1984. Mr. Mitchell served as Treasurer of Trans World Airlines, Inc. from 1987 to January 1993. Mr. Mitchell has been a director of National Energy Group, Inc., a public company involved in the exploration of oil and gas reserves, since August 1996.

Jouko T. Tamminen

        Mr. Tamminen (37) has been a Senior Vice President-Investments of Icahn Associates Corp. since 1996. From 1991 to 1996, Mr. Tamminen worked as Portfolio Manager at Morgens, Waterfall Vintiadis & Company, Inc. Mr. Tamminen is a citizen of Finland.

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Harold First

        Mr. First (61) has been a director of Cadus Pharmaceutical Corporation, a public company engaged in gene research since April 1995. He has been a financial consultant since January 1993. He has been a director of Tel-Save Holdings, Inc., a public long-distance telephone service company, since September 1995. From December 1990 through January 1993, Mr. First served as Chief Financial Officer of Icahn Holding Corp., a privately-held holding company, and related entities. He was a director of Trump Taj Mahal Realty Corp., a privately-held real estate company, from October 1991 until September 1996; a member of the Supervisory Board of Memorex Telex N.V., a public technology company, from February 1992 until February 1997; a director of Trans World Airlines, Inc., a public airline company, from December 1990 through January 1993; a director of ACF Industries, Inc., a privately-held railcar leasing and manufacturing company, from February 1991 through December 1992; and Vice-Chairman of the Board of American Property Investors, Inc., the general partner of American Real Estate Partners, L.P., a public limited partnership that invests in real estate, from March 1991 through December 1992.

Charles K. MacDonald

        Mr. MacDonald (38) has served as a director of Live Entertainment, Inc. since May 1996. Currently, he is President of Morgandane Management Corp., an investment advisory firm which provides investment advisory services to various clients including Stonington Management Corporation, which in turn provides services to Westgate International, L.P. and Elliott Associates, L.P. From November 1987 to July 1995, Mr. MacDonald was a Securities Analyst and Portfolio Manager for Elliott Associates, L.P. He also serves as a director of Atlantic Gulf Communities Corp.

Glen Adams

        Mr. Adams (59) is a private investor. He has been a director of Zale Corporation since July 1993 and a director of U.S. Home Corporation since June 1993. Mr. Adams was previously Chairman, President and Chief Executive Officer of Southmark Corporation from August 1990 until August 1996.


Michael J. Koblitz

        Mr. Koblitz (47) is a private investor. From 1983 until 1997, he worked as a Managing Director specializing in bankruptcy and reorganization advisory services at Gruntal & Co., Incorporated, a New York based investment banking firm.

J. Winston Fowlkes III

        Mr. Fowlkes (64) is a private investor and has served as a director of Cylex, Inc. since July 1995. From January 1995 through August 1996, Mr. Fowlkes was the President of the Broadway Comics Division of Broadway Video Inc. From February 1993 to August 1994, Mr. Fowlkes worked as the Publisher of Enlightened Entertainment Partners L.P. and was an Executive Vice President for Novatek Medical, Inc. from March 1991 through January 1993.



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